



EASTMAIN

NEWS RELEASE

Encouraged by Early Results at Eastmain-Opinaca Area

VTEM Surveys Underway

Trading Symbol: ER – The Toronto Stock Exchange **July 21, 2005**

Eastmain Resources Inc. (TSX:ER) reports that airborne magnetic and electromagnetic surveys have begun over its Eastmain-Opinaca area properties. Geotech Ltd. of Aurora, Ontario has been contracted to fly a total of 2,217.5 line-kilometres of VTEM technology covering the Reservoir, Azimut C and Azimut D properties, located within the James Bay district of Québec.

Geotech's helicopter-borne time domain electromagnetic system is a very low-noise system capable of superior depth penetration and high resolution. Dubbed the "Dream Catcher", Geotech's new technology has identified several anomalies left undetected by past surveys over known mineral belts. The VTEM system can reportedly detect weak anomalies often associated with gold ores in areas where there is minor finely disseminated sulphide mineralization.

Preliminary surface exploration performed by Eastmain at the Azimut-C property option has uncovered a number of rusty zones in altered sedimentary rocks containing minor finely disseminated pyrite, pyrrhotite and arsenopyrite. Altered sediments containing finely disseminated sulphides (pyrrhotite, arsenopyrite and traces of chalcopyrite) host Virginia Gold Mines' Roberto Zone discovery located approximately 14 kilometres to the northwest.

Eastmain is currently performing target definition work on the Azimut-C and -D properties. Soil sampling, reconnaissance mapping, prospecting and sampling are also planned for the Company's wholly owned Dyna and Road King projects. This work has been designed to assess the preliminary economic potential of the claim groups and to outline target areas for further exploration, which would include trenching and diamond drilling.

Previous work at Eastmain's Opinaca Reservoir property outlined a zone of copper-gold mineralization 1.8 kilometres long by 300 metres wide. Drill intercepts range from 1.79 grams per tonne (gpt) gold across 21 metres to 5.35 gpt gold across 6 metres. Drill hole C52-97-07 intersected 8.10 gpt gold, 23.5 gpt silver and 4.21% copper over a one-metre interval. Surface channel samples range to 5% copper, 36 gpt gold and 52 gpt silver (ALS Chemex Labs, Mississauga, ON). Anomalous quantities of copper and gold have been found in mafic flows, felsic porphyry, iron formation and sedimentary rocks similar to those hosting major gold horizons at Eléonore.

Surface work is being carried out by personnel of Eastmain Resources Inc. and J.A. Macleod Exploration under the supervision of Dr. Donald J. Robinson, P. Geo and qualified person. This meets the standards for exploration and development for mining properties according to National Instrument 43-101 and Companion Policy 43-101CP.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

53 ° -76.75 ° -76.5 ° -76.25 ° -76 ° -75.75 ° -75.5 ° 53 °

Dyna Claim Group

"D" Block

Eastmain / Azimut JV

52.75 ° 52.75

La Sarcelle
Reservoir
Diversion Dam

Roberto Showing

Virginia Gold Mines Inc.
Eleonore Project

"C" Block

Eastmain / Azimut JV

52.5 ° 52.5 °

Eau Claire Gold Deposit
310,000 ounces Indicated
680,000 ounces Inferred

Reservoir

AEM Survey Area

52.25 ° 52.25

Opinaca
Reservoir
Boat ramp

Lac Hudson

Hydro Quebec
EM-1

Eastmain Resources Inc.
Clearwater Project

52 ° -76.75 ° -76.5 ° -76.25 ° -76 ° -75.75 ° -75.5 ° 52 °





Eastmain Resources Inc. Property

Virginia gold Mines Inc. Property

Reservoir AEM Survey Area

Gold Discovery

EASTMAIN

Eastmain Resources Inc.

Opinaca Property Location map

Date: 19/7/2005

Author: FRK

Office: North York

Drawing:

Scale: 1:500000

Projection: Longitude / Latitude (NAD 83)

0 5 10 20

kilometres